                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   AMENDMENT 5
                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               SYNERGY 2000, INC.
                               ------------------
        (Exact name of small business issuer as specified in its charter)


                Delaware                                  64-0872630
----------------------------------------      --------------------------------
(State of incorporation or organization) (IRS Employer Identification No.)

                   2815 Cox Neck Road, Chester, Maryland 21614
                 -----------------------------------------------
                    (Address of principal executive offices)

                                 (410) 643-8320
                                 --------------
                                   (Telephone)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                 Name of each exchange on which
    to be so registered                 each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

                             COMMON STOCK, par $.001
                             -----------------------
                                (Title of Class)

INFORMATION REQUIRED


Item 1. Description of Business.

        Reference is made to the Glossary at the end of this Business section for a definition of certain terms.

Introduction

Synergy 2000 Inc. (the "Company") since January, 1997 has been engaged in the business of providing consulting and management services relating to information systems. It is also a reseller of software in most instances arising from its consulting service. To date, a substantial portion of revenues have been provided from clients and customers seeking solution to problems relating to the year 2000 ("Y2K"). The Company also provides broad based advisory services in connection with the organization and management of information departments of clients. ("Management Advisory Services")

Some computer applications and computer software recognize any year ending in "00" as "1900". Additionally, many computers were manufactured with built-in programs or embedded chips which recognize twentieth century dates only. As a result there is potential for computer programs and hardware not to function or function incorrectly upon January 1, 2000. For example, a billing system that does not recognize a date containing 2000 may not send bills or notices after December 31, 1999. For example, medical equipment which operates on a computer with timing software may cease to function altogether. This problem could result in the inability of a client to operate its business profitability or possibly not at all. Industry and government have undertaken significant programs to make certain that computer systems are Y2K complaint. The Securities & Exchange Commission requires disclosure of Y2K problems of public companies.

Finally, the Company is seeking to diversify its business and in June, 1998 formed a joint venture corporation - Argos 2000, Inc. ("Argos") to market software for certain aspects of the auto insurance industry (See Item 7). The Company also desires to increase its Management Advisory Services.

The Company's principal office is located at 2815 Cox Neck Road, Chester, Maryland 21614 and its telephone number is 410-643-8320. The Company was formed in February 1996 and began operations in 1997. It has not experienced a consolidation, merger, bankruptcy or other material reclassification.

Nature of Company's Products or Services Offered.

Each client's needs are unique and potentially complex, and with the Company's Year 2000 and Beyond products and services, the Company creates a unique solution to meet their specific needs.

The Company has identified multiple niche tools and services specifically for the Year 2000 marketplace for each computer platform (mainframe, PC's and client server). The identification of these multiple products and services allows the Company to pick and chose the best solutions for the client's needs. The Company provides comprehensive Year 2000 hardware and software solutions for PC, LAN, and Client Server environments. The Company's solution, Desktops Unlimited, includes automated tools, project management and technical staff, as needed, for inventory, impact analysis, detailed analysis, remediation and testing of Year 2000 issues. A network of senior information technology executives is available through the Company to manage large scale information technology; develop information technology strategies and implement tactical plans; serve as a temporary chief information officer. The Company provides mainframe and embedded systems Year 2000 solutions using third party technology services and engineers.

The Company's strategy for its Y2K business includes entering into arrangements with software developers providing products to solve Y2K problems. These arrangements are generally oral and informal. A part of the arrangement the Company acts as a reseller of software in connection with its contracts with clients and in some instances merely resells the software. The supplier on the other hand may provide technical support and training either directly to the Company or to the Company's clients.

To perform its agreements the Company utilizes a pool of independent consultants, generally programmers, engineers and project managers, who act as independent contractors or are subcontracted to the client. The costs of consultants are paid pursuant to the agreement with or directly by the client. The personnel are hired as independent contractors on a "per contract" or "task order" basis; whereby, the scope of work given and payment made to each person is based upon the work assignment in Synergy's project scope of work.

The Company has entered into a variety of arrangements to assist its clients to solve their Y2K problems. These range from simply providing software developed by others, consulting on various aspects of Y2k compliance program or managing the entire program. In some instances the Company may sell the required software and provide consulting and management services.

The Company offers its services to clients with diverse operating systems, computer language and hardware systems, operating systems included. Microsoft Windows 3.1, 95 and 97, MVS/ESA, OS/390, AS/400, and other related systems. Language support includes COBOL, RPG/400, PL/1, Natural, Assembler, Visual Basic and some 4GLs. Major databases supported include Oracle, Sybase, DB2/400, Informix, Ingres, and Access. Hardware serviced includes, Pentium PC's, SUN, Hewlett-Packard, NCR, and IBM platforms.

Synergy 2000 offers the newly introduced "DESKTOPS Unlimited" service which, through the use of automated tools, scans the hard drive of desktop computers for recognizable software programs which are known to be vulnerable to date dependencies. The system provides an on-screen display of the risks identified, compiles lists of programs which need fixes and suggests remedial action.

Synergy 2000 resells various third party software to analyze PC spreadsheets, analyze and remediate PC based computer languages to correct potential Year 2000 problems. The third party software utilized is selected based on a specific client's technology environment. Most of the software sales are made in conjunction with consulting services.

During 1998 the Company derived approximately 30% of its revenues from the sale of Y2K software unrelated to the performance of consulting services. Most of these revenues were derived from the sale of software from 1st Development Inc. The software consisted of analysis tools for client services and PC to embedded Y2K problems. The Company anticipates deriving a lower proportion of its revenues from software sales and insignificant revenues from 1st Development Inc. in 1999.

Management Consulting Services, project management, organizational and workforce issues related to company reorganizations, mergers and acquisitions, growth and general process improvement, employee relations and development are provided to clients in a variety of industries. These services are offered independently or in conjunction with our technology services as a part of a totally integrated technology and organizational solution.

Marketing

The Company markets its products through the efforts of its President and Executive Vice President and independent sales representation who are paid a retainer and commission on clients introduced to the Company by them. It has been endorsed by or named as a preferred provides of Year 2000 solutions by the National Food Processor Association, Counsel of Insurance Agent and Brokers
(CIAB), and the Professional Insurance and Agents of America (PIA), among others.

During 1997 and 1998 the Company derived more than 5% of its revenues from several customers. In 1997 the Company derived over $160,000 of its revenues from a contract for Management Advisory Services with Jefferson Pilot Insurance Company. In 1998 based on unaudited results the Company derived approximately $300,000 (approx. 22%) of its revenues from Marsh and McLennen Companies, Inc., $635,000 (approx. 45%) from Zenith Insurance Company and $100,000 from Burlington Insurance Group, Inc. The Company, however, does not believe this to be necessarily significant as the Company derives its revenues from performing agreements all of which are relatively short term. Once a project is complete the Company must obtain a new project to replace it. To date, the Company generally has been able to enter into new projects with new clients.

The Company believes its multi platform approach utilizing different products and approach for the Y2K solution, enables it provide services to a broad range of clients.

Synergy 2000 marketing endorsements enable the Company to reduce the cost of sale and have direct contact with over 24,000 customers. These Affinity Marketing Endorsements include: National Food Processors Association (NFPA):
Membership 500; Council of Insurance Agents and Brokers (CIAB): Membership 270; National Association of Professional Insurance Agents (PIA): Membership 22,000; Guy Carpenter (a Marsha & McLennan Company): Client Base of 1,500.

Employees


The Company has only four full-time employees. Two of these employees are the President and Executive Vice President, a third is an administrative assistant and the fourth is a newly hired management employee. The Company's services are provided by independent consultants engaged by the Company or client as needed to perform the Company's contracts. The Company also engages independent sales representatives to market its services.

Intellectual Property

The Company does not develop its own software and has no copyrights or patents or other proprietary rights. Certain aspects of the Company's insurance program are copyrighted by the developer. The Company has received a license for the marketing of this product.

Competition


The Computer consulting business and management advisory business are highly competitive. Competition in the industry is generally based on cost and technical ability. The Company competitive strategies include offering a wide array of software solutions for the clients problems through its knowledge of the available software and its relationships with independent engineering and software firms. Therefore, the Company is not wedded to a particular solution and is able to utilize new products. The Company also competes by offering a package which includes personnel. The Company's endorsements reduce sales costs and enables the Company to provide service at a lower price. The Company is not a significant factor in the business in which it operates. Many of the Company's competitors have significantly greater financial and other resources.

Description of Y-2K Arrangements

The Company has contracted with Nevamar, a Division of International Paper to provide Y2K conversion of the client's mainframe program. The Company will utilize mainframe tools from Computer Information Services. Day to day management of the project will be provided by consultants to the Company. The project involves several phases from analysis of database, to modification of applications and data and testing. The Company will be paid a fee upon completion of every phase.

An agreement was entered with Zenith Insurance. The project involved Y2K solution multiple client servers and P.C. workstations. The Company will use IST Year 2000 Analysis Suite for the project. The Company will be paid a fee for services in various installments. The projects will be managed by independent consultants contracted by the Company(Synergy). The project was completed ahead of schedule.

The Company has entered into an agreement with Stanislaus Food Products to provide Y2K conversion services for their client server and embedded systems using Convert-Tech analysis and remediation capabilities and EQE engineering services for the embedded systems. The Company will be paid a fixed fee for a fixed scope of work.

The Company entered into agreement with Marsh and McLennen Companies, Inc. to sell software for Y-2K solution to this client and provide training. It is also entered into agreement with American Power for the sale of software.



Management Advisory Services Agreement

In 1997 the Company completed a Management Advisory Services agreement with Jefferson Pilot Insurance Company. Pursuant to the Agreement the Company provided advise concerning the clients' information technology department recommending selection of technology and software and advisory of staff organization and personal choices.

Insurance

Carnet Insurance Agency an insurance agency located in Los Angeles, California through its wholly owned subsidiary Argos Technology, Inc. ("ATI") developed software processing system ("Argos System"). Carnet Insurance Agency is owned by an affiliate of the Company. This system provides a fully automated policy administration system for non-standard automobile insurance policies. Non-standard insurance include insurance for high risk drivers, drivers with traffic violations and drivers not able to obtain a good driver discount. It also includes less affluent insureds requiring installment payments of premiums. The system was developed from approximately September of 1996 until April 1997. After one month of testing, the system went live on May 1, 1997 at Carnet Insurance Agency and is still operational. The system has processed over 70,000 insurance policies and all related activities since that date. The system processes the binding of insurance, underwriting, rating, policy issuance, billing and claims administration required by an automobile insurance company. It interfaces with all outside rating services as well as electronic transference of information to motor vehicles. The Argos System is proprietary to Carnet and it has copyrighted certain aspects of the Argos System. ATI has granted Argos the exclusive marketing right, Carnet has the right to utilize the Argos System in connection with the administration of Carnet's operations. It has no right to market the System in competition with Argos. See Item 7 Certain Relationships and Related Transactions.

The Company through Argos 2000 intends to introduce the Argos System at the Insurance Accounting and Systems Association conference in early June 1999. In conjunction with its marketing, Argos 2000 has prepared sales literature and will introduce a web site. The Company's newly hired manager will devote a portion of his time to Argos 2000 for the marketing of this product. The Company's independent sales agents will also be utilized to solicit sales for the Argos System on behalf of Argos 2000. The Company will utilize its existing personal and independent contractor network to provide technical services for Argos 2000. The Company will be able to introduce and sell and service products without major funding. As is customary in software licensing and sales. The system will need to be modified for each customer to meet the unique characteristics and requirements of the customer. It is contemplated that deposits will be made by the customer to offset expenses of each sale. This product is the first product for the Company's planned entrance into the insurance marketplace. The target clients are small insurance companies and managing general agents (large insurance agencies that represent various insurance companies in the market place). The Company believes that the Argos System will enable any Company clients to rapidly enter the non standard automobile insurance market. The system has the technical flexibility to scale up or down according to client size and to expand to other produce lines beyond non-standard auto line. The non-standard auto insurance market is a unique niche with a lack of software providers.

                                    Glossary


Applications: Software programs that enable the computer to provide useful work, usually industry or company specific, such as inventory control, attendance tracking, policy processing, etc.

Applications Maintenance: Once an evaluation is developed, any activity to keep programs running and in satisfactory condition: including upgrades, elimination of faults and bugs and other corrections and repairs.

Automated Tools: A software program that will aid a programmer in the development or repairing of software or hardware.

Client/Server: The relationship between machines in a communications network. The client is the requesting machine; the server is the supplying machine.

Computer Code: The set of statements that outlines the way in which functions may be performed and date represented. The computer rules used to convert data from one representation to another.

Databases: A collection of data in a centralized library, made up of related date and records.

Dead Code: Computer code that is no longer used but still resides on the system. Generally, should be identified and eliminated or archived.

Hardware: The physical equipment of the technology world including magnetic, electronic and mechanical devices such as mainframes, PC's, servers, printers, etc.

Languages: A way of passing information to the computer other than through direct code. Set of rules, conventions and representations used to convey information, process and procedures. Examples include FoxPro, PowerBuilder, COBOL, and RPG..

Local Area Networks: A communications network linking various hardware devices within a facility using continuous cable or in-house voice/data system.

Mainframe: The largest and most costly class of computers used for running large data processing operations with millions of transactions and large databases.

Open Systems: A computer or operating design for which detailed specifications are provided by the manufacturer, allowing other vendors to produce compatible hardware and software.

Operating System: The master set of programs that manage the computer. Controls input and output to peripherals such as screens, keyboards, etc., among other things.

Proprietary Hardware: Specific hardware dedicated to a set of pre-defined applications that cannot be used for other purposes.

Software: Instructions that direct the hardware to do work.

Software Applications: Programs that are written to perform specific tasks.


Item 2. Management Discussion and Analysis

Introduction

The Company revenues are derived from the performance of consulting and management arrangements. These arrangements generally last several months and generally are not with the same client. The Company's future revenues are always dependent upon obtaining additional contracts.

1997 Compared to 1996 [Audited]

During 1996 the Company had no income and only nominal expenses of less then $500. The Company commenced operations in 1997 and had revenues of $480,335 and expenses of approximately $632,675 resulting in pre tax net loss of approximately $152,340 and after tax net loss of $152,340.

Liquidity

The Company's working capital was approximately $421,000 as of September 30, 1998 compared to approximately $201,836 at December 31, 1997. The increase was primarily attributable to accounts receivable arising from increased revenues.

The Company has derived its cash from operations and the sale of shares. The Company has no commitments for capital expenditures and believes its available cash is available for its present operations for the next twelve months.

Item 3. Description of Property.

The Company rents executive office space in Washington, D.C. and Pasadena, CA on a month-to-month basis. The officers also operate offices from their homes. No property is owned directly by the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Shareholders owning more than 5% of the common stock of the corporation and the number and percent of outstanding shares owned as of December 31, 1998 are as follows:

                                                                      Percentage
                                         Number of                   Of Company
Name of Shareholder                      Shares Owned                Owned
-------------------                      ------------                ----------

Eli Dabich, Jr.                          3,780,000                   36%
2815 Cox Neck Road
Chester, Maryland 21614

Jeanette T. Smith                        2,520,000                   24%
225 South Lake Avenue
Pasadena, CA 91101

Michael York                             2,200,000                   21%
160 Cypress Avenue
Hermosa Beach, CA  90254

William Tabor*                             625,000                   6.1%
1479 Old Robinson Road
Louisville, Mississippi 39339


*These Shares are beneficially owned by William Tabor but held of record by Mr. Tabor and other affiliates or associates of Mr. Tabor


Item 5. Directors, Executive Officers, Promoters and Control Persons.


Eli Dabich, Jr.            -        President and Director
Jeanette Tebrich Smith     -        Exec. Vice President, Secretary and
                                    Director
Virgil Pittman             -        Director

ELI DABICH, JR., age 59, is President and a Director of Synergy 2000. He oversees operations and participates in sales and marketing activities. A 1963 graduate of the U. S. Naval Academy, Dabich earned his B.S. in Engineering and served in the Navy, initially as a naval aviator. He earned the M. S. degree in Administration from George Washington University in 1970, and during the period from 1968-1970, he taught chemistry and computer science at the Naval Academy.

From 1970-74, Dabich served as a marketing representative with IBM. From 1974-82, he worked as senior vice president of Sun Life Insurance Company in Baltimore, where he was responsible for data processing and administrative services. From 1982-88, Dabich served as executive vice president for administration and finance for Maryland Casualty Company. There, he was responsible for over 600 people and a budget of $50 million. Responsibilities included information systems, human resources, agency automation, software development, and systems and administration. From 1988-90, he served as National Director of Insurance Consulting for Coopers & Lybrand.

From 1990-93, Dabich was senior vice president of Nationale Nederlanden, North American Corporation, in Washington, DC. There, he was responsible for the operations of thirteen property and casualty insurance companies in the US and Canada having $2.5 billion in premium revenue. From 1993-95, Dabich served as senior vice president and Chief Administrative Officer for TIG Insurance Company (a TransAmerica Insurance company), where he was responsible for administrative services, human resources, information systems and other related duties. In 1996 in Baltimore, Dabich started a personal consulting practice in the field of information processing, which ultimately led into the development of a network of professional information systems practitioners and the development of Synergy 2000.

JEANETTE TEBRICH SMITH, age 50, Executive Vice President, Secretary and a Director of Synergy 2000 serves the company in operations and administration. She earned the B. A degree in History/Education at UCLA and worked for Greyhound Personnel Services from 1977-80, where she served as regional manager. From 1980-86, Smith served as Vice President Human Resources & Administration for Bekins Moving and Storage in Glendale, CA. There, she directed human resources for headquarters and field locations. From 1986-95, Smith served as Assistant Vice President, Human Resources, for TransAmerica Insurance Company in Los Angeles, CA, where she provided support to field human resource managers nationally. Her key responsibilities included enhancement of employee relations, training, salary and benefits administration, organization development and employment.

In 1995, Jeanette Tebrich Smith formed a personal consulting practice and network in association with Eli Dabich and others. She consulted in the areas of corporate restructures and relocation, human resources, team building, recruiting, resolution of employee conflicts, and other related topics. The consulting practice led to recruiting of computer programming specialists needed by customers to resolve computer date-change program problems. In 1997, she joined Synergy 2000.

VIRGIL L. PITTMAN, JR., age 57, is a director of Synergy 2000. He received his
B. S. degree in Physics and Math from Northwestern Louisiana State University in Natchitoches, LA in 1964. He joined the Navy and worked in data gathering and systems development. He has held several management positions in the insurance field including vice presidential posts with USAA, Equitable, and Nationwide Insurance. In 1987, he joined Fireman's Fund Insurance where he serves today as Senior Vice President. There, he is responsible for management of billing and collection of $3 billion in annual premiums for the company. He is widely known for his experience and capability in the information management field. He became a director of Synergy 2000 in 1997.

Each director holds office for a term of one year or until his or her successor is elected and qualified.

Item 6. Executive Compensation.

The following table sets forth all compensation paid by the Company during 1997 and 1998 to those persons who were employed during such year as (i) the chief executive officer and (ii) an executive (other than the chief executive officer) whose annual compensation exceeded $100,000.

Name and Principal                                Annual          FMV of Shares
Position                          Year         Compensation          Issued*
-------------------------         ----         ------------       -------------
Eli Dabich, Jr.                   1997         $110,000           $96,000
President, Chief Executive
Officer

                                  1998         $100,000           --


Jeanette Tebrich Smith            1997         $113,780           $64,000
Executive Vice President

                                  1998         $108,520           --
------------
*the above represents the fair market value of shares of common stock of the Company issued to above-mentioned executives at the time they entered into employment agreements with the Company. These amounts are considered compensation for financial reporting purposes.

The Company entered into one year employment agreements with Eli Dabich Jr. and Jeanette Tebrich Smith as president and executive vice president respectively. The agreement provide for the payment of an annual salary of $110,000 and $106,000 to Jeanette Tebrich Smith. The agreements expires in March, 1999 . It is anticipated that new employment agreements will be entered into upon terms to be determined.

Item 7.  Certain Relationships and Related Transactions.

Disclosure as to relationships existing among officers, directors and shareholders:

On the date of incorporation, February 21, 1996, five million (5,000,000) shares were issued to the initial officer, director, and founder of the corporation, William E. Tabor. On October 1, 1996, four million shares (4,000,000) were issued to Corporate Service Group (controlled by Tabor) for corporate development and management support.

On January 17, 1997, the current principal shareholders of the Company acquired control of the Company pursuant to a letter agreement with Corporate Service Group. Of the 9,000,000 shares owned by Corporate Service Group and William E. Tabor, a total of 8,500,000 shares were returned to the treasury and canceled for a consideration of $67,000. Eli Dabich, Jr., current President and Director, and Jeanette T. Smith, current Executive Vice President were issued, respectively, 3,780,000 and 2,520,000 shares of common stock for services valued at par value or an aggregate value of $6,300. The insurance was treated as an expense. In February, 1997, in a separate transaction Michael York acquired 2,200,000 shares for a consideration of $100,000.

All future transactions between the Company and its officers, directors, principal shareholders and affiliates will be approved by a majority of the independent and disinterested outside directors who will have access, at the Company's expense, to the Company's legal counsel, and must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties under similar circumstances.

Corporate Service Group ("Corporate Services"), an affiliate of Mr. Tabor, performed services for Synergy 2000 for a fee. The services were generally related to compliance and shareholder matters. Total fees earned by Corporate Service Group from Synergy Securities 2000 in 1997 and 1998 were $77,451 and $33,000. An additional $67,000 was paid to the Tabor Group in January, 1997 for redemption and cancellation of shares as described above.

In June, 1998 the Company formed Argos to market software programs for the insurance industry. In connection with the formation the Company contributed 200,000 shares of its common stock and received 51% of Argos. Argos Technology, Inc. ("ATI") the other major shareholder received 39% of the shares of Argos and granted Argos an exclusive license to market the Argos Systems. A majority of the shares of ATI are owned by CarNet a corporation controlled by Michael York, a principal shareholder of the Company.

The license is for an initial term of ten years and provides for a royalty payable to ATI of 10% of the gross sales revenue of Argos System. The license contains sales commitments of Argos Systems by June 30, 2000. If the Company has not sold ten of the Argos Systems by June, 1999, ATI will receive 75,000 shares of the Company's common stock contributed to Argos by the Company. If the additional ten units are not sold by June 30, 2000 an additional 75,000 shares will be transferred to ATI. Upon any inability to meet such sales requirements the exclusive license would remain in effect. The Agreement may be terminated by Licensor upon an uncured breach of the License, bankruptcy of Argos 2000 or sale of more than 50% of the outstanding shares of Argos 2000. Upon termination Argos 2000 will be prohibited from marketing the System but will remain liable for unpaid royalties. The rights of end uses would not be affected by termination.


Item 8.  Legal Proceedings.

No legal proceedings are currently on-going, contemplated or threatened.

Item 9.  Market for Common Equity and Related Stockholder Matters.

The common stock of Synergy 2000 began trading in October of 1997 on the Over-the-Counter stock market known as the NASDAQ Election Bulletin Board. The quarterly high and low closing bid prices for the quarters recently ended provided is shown below.

                         1997
                         ----
                   High        Low
                   ----        ---
4th Quarter        4.437       2.125

                         1998
                         ----
1st Quarter        5.50        4.375
2nd Quarter        5.593       5.00
3rd Quarter        5.50        5.00
4th Quarter        4.50        2.375

These Over-The-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of February 28, 1999 there were 98 recordholders of the Company's common stock.

Item 10. Recent Sales of Unregistered Securities.

On the date of incorporation, February 21, 1996, five million (5,000,000) restricted common shares were issued to the initial officer, director, and founder of the corporation, William E. Tabor III. On October 1, 1996, four million restricted common shares (4,000,000) were issued to Corporate Service Group (Tabor is a beneficial owner of Corporate Service Group) for corporate development and management support. Total consideration for the sale was $4,500. The sale was exempt pursuant to 4(2) of the Securities Act of 1933.

A total of 1,500,000 (post-split) shares were issued pursuant to a stock offering and sale in New York, Florida, Canada and Greece, pursuant to ss.504
(D). These shares are not restricted. Total consideration paid was $7,500.

On January 17, 1997, current management obtained control of the Company pursuant to an agreement with Corporate Service Group and the initial officer and director. New management acquired 6,300,000 shares for $6,300 of services. Of the 9,000,000 shares then owned by Corporate Service Group and William E. Tabor, a total of 8,500,000 shares were returned to the treasury and canceled for $67,000. In February, 1997 the Company sold 2,200,000 shares for $100,000 to Michael York who became a principal shareholder upon such sale. The Company believes these transactions are exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as the individual purchasers were accredited investors.

In September of 1997, the company sold 125,000 restricted common shares to George Stephanopoulos for $125,000. An additional sale of 12,500 restricted common shares was made to Ron Huffman in return for $12,500. Huffman subscribed to an additional 112,500 shares totaling $112,500, but these shares have not yet been issued or paid for. The Company believes transaction is exempt from the registration requirements of the Act under Section 4(2) of the Securities Act as the individual purchases were accredited investors.

In June, 1998 the Company issued 200,000 shares in conjunction with the formation of a new subsidiary in which the Company received a 51% interest. Because of the Company's control of the subsidiary these shares are not considered outstanding. If such shares were deemed outstanding the issuance would be exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act as the purchaser, is an entity controlled by the Company.

The foregoing does not include shares issued by its 51% own subsidiary. Upon formation of this subsidiary the owner of the exclusive marketing rights to the Argos System granted the subsidiary an exclusive license to market the Argos System. In consideration of the license the subsidiary issued 49% of its shares to the licensor and a key employee of the licensor. The shares of Argos were issued pursuant to an exemption from the registration requirements of the act under Section 4(2) thereof.

As of December 31, 1998, there were 10,637,500 common shares outstanding, of which 9,137,500 were restricted shares.

(NOTE: On December 31, 1996, the company implemented a 2-for-1 forward stock split without change in the par value of the stock. All references to stock amounts have been adjusted to reflect the 2-for-1 stock split.)

Item 11. Description of Securities.

The Company is authorized to issue 25,000,000 shares of Common Stock, par value $0.001 per share. At the close of business on December 31, 1997, there were 10,637,500 shares of Common Stock outstanding. Of the outstanding shares, a total of 1,500,000 were held by the general public.

Holders of Common Stock are entitled to one vote per share on all matters concerning which shareholders are entitled to vote. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting is a majority of the shares entitled to vote, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter is required for shareholder approval.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available thereof and after payment of dividends, if any, due on any outstanding shares of Preferred Stock. Upon liquidation of the Company, such holders would share ratably in the assets, if any, remaining after payment of all debts and liabilities and after satisfaction of the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock do not have preemptive, conversion or redemption rights.

Transfer Agent

The transfer agent and registrar for the Company's Common and Preferred Stock is Securities Transfer Corporation, P. O. Box 701629, Dallas, TX 75370.

Paying Agent
The Company will act as the Paying Agent for any dividends.

No Other Classes of Shares Authorized or Issued

No preferred shares are to be registered. The Company has not authorized or issued any classes of Preferred Stock.

Item 12. Indemnification of Directors and Officers.

As permitted by Delaware law, the Company's Articles and Certificate of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Item 13. Financial Statements and Exhibits.

         (1) 1996 and 1997 Audited Financial Statement including Income Statement, Cash Flows and Changes in Shareholder Equity, including 1998 Interim Unaudited Financial Statement for September 30 and the nine period then enter including Balance Sheet and Statements of Income, Cash Flows and Changes in Shareholder Equity.


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

No change in accountants has occurred and no disagreements have occurred.

Item 15. Financial Statements. See Item 13

F-1. Audit Report for 1996 and 1997, including Interim Unaudited Financial Statements for the third quarter of 1998.

                                    PART III

Description to Exhibits (reciting exhibit numbers specified by Regulation S-B).

         3. Articles of Incorporation and By-laws.*

         10.   Material Contracts.*

         10.1  Employment Agreements of Eli Dabich, Jr. and Jeanette T. Smith.*

         10.2  Company Contract with International Paper.*

         10.3  Company Contract with Marsh and McLennan Companies, Inc.*

         10.4  Company Contract with Zenith Insurance Company.*

         10.5  License Agreement of Argos 2000, a majority-owned subsidiary.*

         21.   Schedule of Subsidiaries.*

         27.   Financial Data Schedule.

         *     Previously Filed.



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

         (Registrant)                                SYNERGY 2000, Inc.
                                                     ------------------

         Date                       March 23, 2000

         By                         /S/  Eli Dabich, Jr.
                                    --------------------
                                    Eli Dabich, Jr. as President

                               SYNERGY 2000, INC.
                              Financial Statements
                           December 31, 1997 and 1996




         Contents                                                       Page No.
         --------                                                       --------

Report of Independent Auditors                                           F- 1

Audited Balance Sheets                                                   F- 2

Audited Statements of Operations                                         F- 3

Audited Statements of Stockholders' Equity                               F- 4

Audited Statements of Cash Flows                                         F- 5

Notes to Audited Financial Statements                                    F- 6

Unaudited Balance Sheet                                                  F- 8

Unaudited Statement of Operation                                         F- 9

Unaudited Statement of Stockholders Equity                               F-10

Unaudited Statement of Cash Flows                                        F-11

Notes to Unaudited Financial Statements                                  F-12

                         REPORT OF INDEPENDENT AUDITORS




  Board of Directors
  Synergy 2000, Inc.

  We have audited the accompanying balance sheets of Synergy 2000, Inc. (a development stage company through December 31, 1996) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period of inception to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy 2000, Inc., at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period of inception to December 31, 1996, in conformity with generally accepted accounting principles.




  MILNER, BALES AND COMPANY
  Greenville, South Carolina
  April 30, 1998

                               SYNERGY 2000, INC.
                                 Balance Sheets
                           December 31, 1997 and 1996




                                                         1997         1996
                                                      ---------    ---------
ASSETS

  Current Assets:
     Cash                                             $ 137,612    $  12,000
     Accounts Receivable                                 64,024         --
                                                      ---------    ---------
        Total Current Assets                            201,636       12,000

  Equipment, Net                                          3,635         --
  Organization Costs, Net                                   136          179
                                                      ---------    ---------
        Total Assets                                  $ 205,407    $  12,179
                                                      =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities:
     Accounts Payable                                 $   5,273    $     600
     Accrued Payroll Taxes                               10,395         --
                                                      ---------    ---------
        Total Current Liabilities                        15,668          600

  Deferred Income Taxes                                   1,007         --
  Stockholders' Equity:
     Common Stock, Par Value $.001;
       Authorized 25,000,000 Shares;
       Issued and Outstanding 10,637,500 Shares at
       December 31, 1997 and 10,500,000 Shares
       at December 31, 1996                              10,637       10,500
     Common Stock Subscribed, 112,500 Shares at
       December 31, 1997 and 250,000 shares at
       December 31, 1996                                112,500      250,000
     Capital in Excess of Par Value of Common Stock     390,363        1,500
       Retained (Deficit)                              (211,261)        (421)
                                                      ---------    ---------
                                                        302,239      261,579
         Less Subscriptions Receivable                 (112,500)    (250,000)
                                                      ---------    ---------
         Total Stockholders' Equity                     189,739       11,579
                                                      ---------    ---------
        Total Liabilities and Stockholders' Equity    $ 205,407    $  12,179
                                                      =========    =========



See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                            Statements of Operations
                    For the Year Ended December 31, 1997 and
                   the Date of Inception to December 31, 199



                                                1997              1996
                                              --------          --------

Fees Billed                                   $480,335          $     --

Operating Expenses:
     Salaries                                  376,091                --
     Contract Services                          37,451                --
     Taxes and Licenses                         12,044                --
     Auto and Truck                              7,661                --
     Travel and Business                        92,225                --
     Meals and Entertainment                     7,748                --
     Advertising                                28,177                --
     Professional Fees                          15,279                --
     Rent                                        5,778                --
     Repairs and maintenance                       260                --
     Telephone                                  11,607                --
     Supplies                                   11,343                --
     Insurance                                  11,163                --
     Postage                                     2,449                --
     Dues and Subscriptions                      2,079                --
     Investor Relations                          5,125                --
     Filing Fees                                 5,260                --
     Miscellaneous                                 935               421
                                              --------          --------
                                               632,675               421
                                              --------          --------

Net Income (Loss) Before Income Taxes         (152,340)              (421)

Provision for Income Taxes                       --                     --
                                              --------          --------

Net Income (Loss)                            ($152,340)          $   (421)
                                              ========          ========






See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                       Statements of Stockholder's Equity
               For the Date of Inception to December 31, 1996 and
                        the Year Ended December 31, 1997






                                                                       Capital                             Total
                                                     Common          In Excess                             Stock-
                                  Common             Stock             of Par           Retained          holders'
                                   Stock           Subscribed           Value           (Deficit)          Equity
                                  -------           --------          --------          --------          --------

Balance -
 Date of Inception             $    --            $    --            $    --            $    --            $    --

     Shares Sold                   5,250               --                6,750               --               12,000
     Shares Subscribed              --              250,000               --                 --              250,000
     Shares Split                  5,250               --               (5,250)              --                 --
     Net Loss                       --                 --                 --                 (421)              (421)
                               ---------          ---------          ---------          ---------          ---------
Balance -
 December 31, 1996                10,500            250,000              1,500               (421)           261,579


     Shares Sold                   9,380               --              258,120               --              267,500
     Subscriptions
         Received                    137           (137,500)           137,363               --                 --
     Shares Redeemed              (9,380)              --               (6,620)           (58,500)           (74,500)
     Net Income                     --                 --                 --             (152,340)          (152,340)
                               ---------          ---------          ---------          ---------          ---------
Balance -
 December 31, 1997             $  10,637          $ 112,500          $ 390,363          $(211,261)         $ 302,239
                               =========          =========          =========          =========          =========







See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                            Statements of Cash Flows
               For the Date of Inception to December 31, 1996 and
                        the Year Ended December 31, 1997



                                                                1997        1996
                                                             ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                          $(152,340)   $    (421)
  Adjustments to Reconcile Net Income (Loss) to Net Cash
  Provided by (Used) in Operating Activities:
     Depreciation                                                  404         --
     Amortization                                                   43           36
     Increase in Accounts Receivable                           (64,024)        --
     Increase in Accounts Payable                                4,673          600
     Increase in Accrued Payroll Taxes                          10,395         --
                                                             ---------    ---------
       Net Cash Provided by (Used) in Operating Activities    (200,849)         215
                                                             ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Aquisition of Equipment                                       (4,039)        --
  Organization Costs                                              --           (215)
                                                             ---------    ---------
       Net Cash Used in Investing Activities                    (4,039)        (215)
                                                             ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Stock                                            405,000       12,000
  Redemption of Stock                                          (74,500)        --
                                                             ---------    ---------
       Net Cash Provided by Financing Activities               330,500       12,000
                                                             ---------    ---------

NET INCREASE IN CASH                                           125,612       12,000

CASH - BEGINNING                                                12,000         --
                                                             ---------    ---------
CASH - ENDING                                                $ 137,612    $  12,000
                                                             =========    =========






See accompanying notes to financial statements

                               SYNERGY 2000, INC.
                          Notes to Financial Statements
                                December 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of Synergy 2000, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company was incorporated on February 20, 1996 in the state of Delaware and was a development stage company through December 31, 1996. It began operations in 1997 as an information systems integrator and management consulting firm providing value added technology and management solutions for companies to prepare them tactically and strategically for the Year 2000 and beyond. The Company offers a suite of products and services for solving systems' problems related to the Year 2000 and the inability to process computer application code with date-related fields. The Company provides services to clients throughout the nation, as well as some foreign markets. Since the Company's clients include all industries, its ability to collect amounts due from them as a result of extending them credit, is not affected by economic fluctuations in any particular industry.

Revenue Recognition - Revenue from contract consulting services are recognized on the percentage-of-completion method. Revenue from sales of software and software documentation products is generally recognized upon product shipment provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable.

Depreciation - The Company's equipment is depreciated using the straight-line method. Depreciation expense totalled $404 for the year ended December 31, 1997 and $0 for the period of inception to December 31, 1996.

Organization Costs - Organization costs ($215) are being amortized using the straight-line method over 60 months. Amortization expense charged to operations amounted to $43 for the year ended December 31, 1997 and $36 for the date of inception to December 31, 1996. Accumulated amortization was $79 at December 31, 1997 and $36 at December 31, 1996.

Deferred Income Taxes - For income tax reporting, the Company uses accounting methods that recognizes depreciation sooner than for financial statement reporting and does not recognize income and certain expenses until received or paid. As a result, the basis of equipment, accounts receivable, and certain accrued expenses for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions, and increased income for tax purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 - EQUIPMENT Equipment consists of the following:

                                                      1997           1996
                                                      ----           ----
                  Computer Equipment                $  4,039        $   ---
                  Accumulated Depreciation              (404)           ---
                                                  ----------       --------
                                                    $  3,635        $   ---
                                                  ==========       ========


NOTE 3 - STOCKHOLDERS' EQUITY
Common Stock - For the year ended December 31, 1997, the Company sold 9,380,000 shares of its $.001 par value common stock for a total price of $267,500. Additionally, the Company redeemed 9,380,000 shares for a total price of $74,500.

On September 9, 1996, the Company sold 750,000 shares of its $.001 per value common stock in the state of New York, pursuant to a registration with the New York Department of Law and pursuant to a Section 504 (D) exemption with the United States Securities and Exchange Commission, for a total price of $7,500.

Common Stock Split - On December 31, 1996, the Company approved a 2-for-1 common stock split.

Common Stock Subscribed - On December 31, 1996, 250,000 shares of the Company's $.001 par value common stock was subscribed to for a total price of $250,000. For the year ended December 31, 1997, $137,500 of the subscriptions were received. The remaining $112,500 was outstanding at December 31, 1997.

Net Income (Loss) Per Share - Net income (loss) per common share has not been computed since it is not significant.

                       SYNERGY 2000, INC. AND SUBSIDIARY
                     Consolidated Balance Sheet (Unaudited)

                                                                 September 30,
                                                                      1998
                                                                 --------------
ASSETS

     Current Assets:
         Cash                                                    $   141,232
         Accounts Receivable                                         272,841
         Common Stock Subscriptions Receivable                       112,500
                                                                 -----------
              Total Current Assets                                   526,573

     Equipment, Net                                                    4,532

     Other Assets:
         Intangible Assets, Net                                      936,765
         Organization Costs, Net                                         104
                                                                 -----------
              Total Other Assets                                     936,869
                                                                 -----------

              Total Assets                                       $ 1,467,974
                                                                 ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

     Current Liabilities:
         Accounts Payable                                           $ 44,645
         Accrued Payroll Taxes                                         9,020
         Accrued Income Taxes                                         51,237
                                                                 -----------
              Total Current Liabilities                              104,902

     Deferred Income Taxes                                             ---
     Minority Interest in Consolidated Subsidiary                    463,728

     Stockholders' Equity:
         Common Stock, Par Value $.001;
            Authorized 25,000,000 Shares;
            Issued and Outstanding 10,637,500 Shares                  10,637
         Common Stock Subscribed, 112,500 Shares                     112,500
         Capital in Excess of Par Value of Common Stock              726,663
         Retained Earnings                                            49,544
                                                                 -----------
              Total Stockholders' Equity                             899,344
                                                                 -----------

              Total Liabilities and Stockholders' Equity         $ 1,467,974
                                                                 ===========


See accompanying consolidated notes to financial statements.

                       SYNERGY 2000, INC. AND SUBSIDIARY
                Consolidated Statements of Operations (Unaudited)

                                            Nine Months             Nine Months
                                               Ended                  Ended
                                           September 30,           September 30,
                                               1998                    1997
                                           ------------            -------------

Fees Billed                                $ 1,458,581              $ 377,789

Operating Expenses:
       Salaries                                182,280                168,300
       Contract Services                       853,972                 33,122
       Taxes and Licenses                       14,476                 10,571
       Auto and Truck                            1,414                  5,766
       Travel and Business                      42,718                 71,809
       Meals and Entertainment                   1,455                  4,801
       Advertising                              62,838                 14,340
       Professional Fees                        42,640                 13,635
       Rent                                      8,777                  2,250
       Telephone                                20,368                  6,280
       Supplies                                 11,874                  6,328
       Insurance                                27,239                  7,845
       Postage and Shipping                      3,678                  1,033
       Dues and Subscriptions                      690                  1,545
       Investor Relations                        4,617                    ---
       Miscellaneous                            28,259                  5,405
                                           -----------             ----------
                                             1,307,295                353,030
                                           -----------             ----------

Net Income Before Income Taxes                 151,286                 24,759

Income Tax                                     (50,230)                (5,228)
                                           -----------              ---------

Net Income Before Minority Interest            101,056                 19,531

Minority Interest in Net Loss                    7,056                    ---
                                           -----------              ---------

Consolidated Net Income                    $   108,112               $ 19,531
                                           ===========              =========

See accompanying consolidated notes to financial statements.

                       SYNERGY 2000, INC. AND SUBSIDIARY
           Consolidated Statement of Stockholders' Equity (Unaudited)




                                                                         Capital                              Total
                                                      Common            In Excess         Retained           Stock-
                                     Common           Stock              of Par           Earnings          holders'
                                     Stock          Subscribed            Value           (Deficit)          Equity
                                  -------------  -----------------    --------------    --------------    --------------

Balance -
 December 31, 1997                   $10,637          $ 112,500          $236,663          $(58,568)         $301,232

     Sale of Subsidiary
      Common Stock                       ---                ---           490,000               ---           490,000
     Net Income                          ---                ---               ---           108,112           108,112
                                     -------          ---------          --------          --------          --------

Balance -
 September 30, 1998                  $10,637          $ 112,500          $726,663           $49,544          $899,344
                                     =======          =========          ========           =======          ========




See accompanying consolidated notes to financial statements.

                       SYNERGY 2000, INC. AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Unaudited)


                                                                Nine Months      Nine Months
                                                                   Ended           Ended
                                                                September 30,   September 30,
                                                                    1998            1997
                                                                ------------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
       Net Income                                               $ 101,056         $ 19,531
       Adjustments to Reconcile Net Income to Net
          Cash Provided by Operating Activities:
            Depreciation                                              668              ---
            Amortization                                           24,052               32
            Dec. (Inc.) in Accounts Receivable                   (208,817)         (37,465)
            Inc. (Dec.) in Accounts Payable                        39,372           14,950
            Inc. (Dec.) in Accrued Payroll Taxes                   (1,375)          15,551
            Inc. (Dec.) in Deferred Income Taxes                   (1,007)             ---
            Inc. (Dec.) in Accrued Income Taxes                    51,237            5,228
                                                                ---------         --------

                   Net Cash Provided by Operating
                      Activities                                    5,186           17,827
                                                                ---------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Aquisition of Equipment                                     (1,566)             ---
                                                                ---------         --------

                   Net Cash Used in Investing Activities           (1,566)             ---
                                                                ---------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Issuance of Stock                                              ---          138,800
       Redemption of Stock                                            ---          (74,500)
                                                                ---------         --------

                   Net Cash Provided by Financing
                      Activities                                      ---           64,300
                                                                ---------         --------

NET INCREASE IN CASH                                                3,620           82,127

CASH - BEGINNING                                                  137,612           12,000
                                                                ---------         --------

CASH - ENDING                                                   $ 141,232         $ 94,127
                                                                =========         ========




See accompanying consolidated notes to financial statements.

                        SYNERGY 2000, INC. AND SUBSIDIARY
             Consolidated Notes to Financial Statements (Unaudited)
                               September 30, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements of Synergy 2000, Inc. and subsidiary (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. These interim consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 1997 contained herein.

Organization and Business - The Company is an information systems integrator and management consulting firm providing value added technology and management solutions for companies to prepare them tactically and strategically for the Year 2000 and beyond. The Company offers a suite of products and services for solving systems' problems related to the Year 2000 and the inability to process computer application code with date-related fields.

On June 25, 1998, the Company and Argos Technologies, Inc. (an unrelated company) agreed to form Argos 2000, Inc. for the purpose of marketing Year 2000 compatible policy administration software to the auto insurance industry. The Company received 51% of the newly issued common stock of Argos 2000, Inc. in exchange for 200,000 shares of its $.001 par value common stock. This common stock is not reflected as issued and outstanding in the accompanying unaudited consolidated financial statements since it is eliminated in consolidation. Argos Technologies, Inc. received 49% of the newly issued common stock of Argos 2000, Inc., plus certain contingent commissions based on sales, in exchange for an exclusive, non-transferable, license, throughout the world, to market certain proprietary software products. This transaction was valued at $960,785 which was the estimated fair value of the common stock issued by Argos 2000, Inc. as of June 25, 1998.

The results of operations presented in the accompanying unaudited consolidated financial statements include Argos 2000, Inc. from its formation on June 25, 1998 through September 30, 1998, and are insignificant.

Since the Company's clients include all industries, its ability to collect amounts due from them as a result of extending them credit, is not affected by economic fluctuations in any particular industry.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Argos 2000, Inc. All significant intercompany transactions and balances have been eliminated.

                        SYNERGY 2000, INC. AND SUBSIDIARY
             Consolidated Notes to Financial Statements (Unaudited)
                                   (Continued)
                               September 30, 1998


Revenue Recognition - Revenue from contract consulting services are recognized on the percentage-to-completion method. Revenue from sales of software and software documentation products is generally recognized upon product shipment provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable.

Depreciation - The Company's equipment is depreciated using the straight-line method. Depreciation expense totalled $668 for the nine months ended September 30, 1998.

Intangible Asset - In June 1998, Argos 2000, Inc. acquired an exclusive, non-transferable, license, throughout the world, to market a fully automated, year 2000 compatible, policy administration system designed for the auto insurance industry. This intangible asset is amortized using the straight-line method over 10 years. Amortization expense totalled $24,020 for the nine months ended September 30, 1998.

Organization Costs - Organization costs ($215) are being amortized using the straight-line method over 60 months. Amortization expense charged to operations amounted to $32 for the nine months ended September 30, 1998. Accumulated amortization was $111 at September 30, 1998.

Deferred Income Taxes - For income tax reporting, the Company uses accounting methods that recognizes depreciation sooner than for financial statement reporting and does not recognize income and certain expenses until received or paid. As a result, the basis of equipment, accounts receivable, and certain accrued expenses for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions, and increased income for tax purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 - EQUIPMENT Equipment consists of the following:


                  Computer Equipment                  $  5,604
                  Accumulated Depreciation              (1,072)
                                                      --------
                                                      $  4,532
                                                      ========

                        SYNERGY 2000, INC. AND SUBSIDIARY
             Consolidated Notes to Financial Statements (Unaudited)
                                   (Continued)
                               September 30, 1998


NOTE 3 - INCOME TAXES
The income tax provision consists of the following:


                  Current                              $ 51,237
                  Deferred                               (1,007)
                                                       --------
                                                       $ 50,230
                                                       ========

The income tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of nondeductible meals and entertainment or $727.

NOTE 4 - STOCKHOLDERS' EQUITY
Common Stock Subscribed - On December 31, 1996, 250,000 shares of the Company's $.001 par value common stock was subscribed to for a total price of $250,000. For the year ended December 31, 1997, $137,500 of the subscriptions were received. The remaining $112,500 was outstanding at September 30, 1998.

Net Income Per Share - Net income per common share has not been computed since it is not significant.

NOTE 5 - RELATED PARTY TRANSACTIONS
For the nine months ended September 30, 1998, the Company paid Argos 2000, Inc. $72,044 for services provided to the Company.